SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

January’s load factor reaches 75.8% in the domestic market and 81.9% in the international

Our domestic demand grew 14% versus January 2009

São Paulo, February 10th, 2010 – (BOVESPA: TAMM4, NYSE:TAM) – Brazilian National Civil Aviation Agency (ANAC) disclosed today the operating data for January 2010.

The domestic market presented another strong month and we observed a domestic demand (in RPK) growth of 14.0%, compared to January 2009, combined with a supply (in ASK) growth of 8.4%, increasing our load factor from 72.1% to 75.8% . Our market share in January for the domestic market was 42.9% . It is important to mention that historically the month of January presents a weaker yield when compared to December, but this year we observed a much more rational scenario, and as a result, our yield remained flat month-over-month.

In the international market, our demand increased 9.1% when compared to January 2009. Our market share was 81.5% and our load factor reached 81.9%, a 4.0p. p. increase compared to January 2009. The international market continues recovering and we observed a new increase of a “high single digit” versus December 2009, for the yield in dollars.

See the operational data for January below:

Operating data	January	January	Var. %	December	Var. %
	2010	2009	YoY	2009	MoM

Domestic Market
ASK (millions) – Supply	3,674	3,389	8.4%	3.727	-1.4%
RPK (millions) – Demand	2,784	2,443	14.0%	2.595	7.3%
Load Factor	75.8%	72.1%	3.7p.p.	69,6%	6.1p.p.
Market share	42.9%	49.5%	-6.7p.p.	43,1%	-0.2p.p.

International Market
ASK (millions) – Supply	2,180	2,100	3.8%	2.169	0.5%
RPK (millions) – Demand	1,786	1,636	9.1%	1.637	9.1%
Load Factor	81.9%	77.9%	4p.p.	75,5%	6.4p.p.
Market share	81.5%	84.4%	-3p.p.	84,5%	-3p.p.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM (www.tam.com.br):
We have been the leader in the Brazilian domestic market for more than four years, and held a 42.9% domestic market share and 81.5% international market share in December 2009. We operate regular flights to 42 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.4 million subscribers and has awarded more than 9.2 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.